FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Ultomiris approved in Japan for gMG

25 August 2022 07:10 BST

Ultomiris approved in Japan for the treatment of adults with generalised myasthenia gravis

First and only long-acting C5 complement inhibitor offers early onset and sustained efficacy, and has the potential to reduce treatment burden with dosing every 8 weeks

Ultomiris (ravulizumab) has been approved in Japan for the treatment of adult patients with generalised myasthenia gravis (gMG) who are anti-acetylcholine receptor (AChR) antibody-positive and whose symptoms are difficult to control with high-dose intravenous immunoglobulin therapy (IVIg) or plasmaphaeresis. Japan's Pharmaceuticals and Medical Devices Agency also indicated that Ultomiris can be considered for patients who cannot receive high-dose IVIg or plasmaphaeresis due to complications, adverse reactions or other limiting factors.

The approval of the first and only long-acting C5 complement inhibitor by the Japanese Ministry of Health, Labour and Welfare (MHLW) was based on positive results from the CHAMPION-MG Phase III trial, which showed Ultomiris was superior to placebo in the primary endpoint of change from baseline in the Myasthenia Gravis-Activities of Daily Living Profile (MG-ADL) total score at Week 26, a patient-reported scale that assesses patients' abilities to perform daily activities.1 Additionally, in prolonged follow-up results from the open-label extension, clinical benefit of Ultomiris was observed through 60 weeks.1

gMG is a rare, debilitating, chronic, autoimmune neuromuscular disease that leads to a loss of muscle function and severe weakness.2 The diagnosed prevalence of gMG in Japan is estimated at approximately 22,000.3

Hiroyuki Murai, MD, PhD, Professor and Chairman, Department of Neurology, School of Medicine, International University of Health and Welfare, Narita, Japan, said: "C5 inhibition is a proven approach to manage gMG. The approval of Ultomiris is an important advance for the gMG community in Japan, offering patients and physicians a new long-acting C5 inhibitor that has demonstrated sustained improvement in activities of daily living through 60 weeks, with fewer infusions per year over current treatment."

Marc Dunoyer, Chief Executive Officer, Alexion, said: "We are pleased that Ultomiris is now approved in Japan for adults with gMG, a disease that may impact their ability to work, meet family obligations and live their lives fully. The approval speaks to the strength and consistency of Ultomiris clinical data as demonstrated in the global CHAMPION-MG Phase III trial. We look forward to bringing this treatment option to people living with gMG in Japan as part of our broader strategy to expand global access to our medicines."

In CHAMPION-MG, the safety profile of Ultomiris was comparable to placebo and consistent with that observed in Phase III trials of Ultomiris in paroxysmal nocturnal haemoglobinuria (PNH) and atypical haemolytic uraemic syndrome (aHUS). The most common adverse reactions in patients receiving Ultomiris were nausea, headache and diarrhoea.1

Results from the CHAMPION-MG trial were published online in NEJM Evidence and presented at the 2022 American Academy of Neurology Annual Meeting in April.

Ultomiris was approved in the US for adults with anti-AChR antibody-positive gMG in April, and regulatory reviews are ongoing in additional countries. It was recently recommended for marketing authorisation in the European Union as an add-on to standard therapy for the treatment of adult patients with gMG who are anti-AChR antibody-positive.

Notes

gMG
gMG is a rare autoimmune disorder characterised by loss of muscle function and severe muscle weakness.2

Eighty percent of people with gMG are AChR antibody-positive meaning they produce specific antibodies (anti-AChR) that bind to signal receptors at the neuromuscular junction (NMJ), the connection point between nerve cells and the muscles they control.2,4-7 This binding activates the complement system, which is essential to the body's defence against infection, causing the immune system to attack the NMJ.2 This leads to inflammation and a breakdown in communication between the brain and the muscles.2

gMG can occur at any age, but it most commonly begins for women before the age of 40 and for men after the age of 60.8-10 Initial symptoms may include slurred speech, double vision, droopy eyelids and lack of balance; these can often lead to more severe symptoms as the disease progresses such as, impaired swallowing, choking, extreme fatigue and respiratory failure.11,12

CHAMPION-MG
The global Phase III randomised, double-blind, placebo-controlled, multicentre 26-week trial evaluated the safety and efficacy of Ultomiris in adults with gMG. The trial enrolled 175 patients across North America, Europe, Asia-Pacific and Japan. Participants were required to have a confirmed myasthenia gravis diagnosis at least six months prior to the screening visit with a positive serologic test for anti-AChR antibodies, MG-ADL total score of at least 6 at trial entry and Myasthenia Gravis Foundation of America Clinical Classification Class II to IV at screening. Patients could stay on stable standard of care medicines, with a few exceptions, for the duration of the randomised control period.13

Patients were randomised 1:1 to receive Ultomiris or placebo for a total of 26 weeks. Patients received a single weight-based loading dose on Day 1, followed by regular weight-based maintenance dosing beginning on Day 15, every eight weeks. The primary endpoint of change from baseline in the MG-ADL total score at Week 26 was assessed along with multiple secondary endpoints evaluating improvement in disease-related and quality-of-life measures.

Patients who completed the randomised control period were eligible to continue into an open-label extension period evaluating the safety and efficacy of Ultomiris, which is ongoing.

Ultomiris
Ultomiris (ravulizumab), the first and only long-acting C5 complement inhibitor, offers immediate, complete and sustained complement inhibition. The medication works by inhibiting the C5 protein in the terminal complement cascade, a part of the body's immune system. When activated in an uncontrolled manner, the complement cascade over-responds, leading the body to attack its own healthy cells. Ultomiris is administered intravenously every eight weeks in adult patients, following a loading dose.

Ultomiris is approved in the US and Japan for the treatment of certain adults with gMG.

Ultomiris is also approved in the US, EU and Japan for the treatment of certain adults with PNH and for certain children with PNH in the US and EU.

Additionally, Ultomiris is approved in the US, EU and Japan for certain adults and children with aHUS to inhibit complement-mediated thrombotic microangiopathy.

As part of a broad development programme, Ultomiris is being assessed for the treatment of additional haematology and neurology indications.

Alexion
Alexion, AstraZeneca Rare Disease, is the group within AstraZeneca focused on rare diseases, created following the 2021 acquisition of Alexion Pharmaceuticals, Inc. As a leader in rare diseases for nearly 30 years, Alexion is focused on serving patients and families affected by rare diseases and devastating conditions through the discovery, development and commercialisation of life-changing medicines. Alexion focuses its research efforts on novel molecules and targets in the complement cascade and its development efforts on haematology, nephrology, neurology, metabolic disorders, cardiology and ophthalmology. Headquartered in Boston, Massachusetts, Alexion has offices around the globe and serves patients in more than 50 countries.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.   Ultomiris (ravulizumab) Japanese prescribing information; 2022.
2.   Howard, J. F., (2017). Myasthenia gravis: the role of complement at the neuromuscular junction. Annals of The New York Academy of Sciences, 1412(1), 113-128.
3.   Lai, CH., Tseng, HK., (2010). Nationwide Population-Based Epidemiological Study of Myasthenia Gravis in Taiwan. Neuroepidemiology. 2010 June;35:66-71. 7.
4.   Anil, R., Kumar, A., Alaparthi, S., Sharma, A., Nye, JL., Roy, B., O'Connor, KC., Nowak, R., (2020). Exploring outcomes and characteristics of myasthenia gravis: Rationale, aims and design of registry - The EXPLORE-MG registry. J Neurol Sci. 2020 Jul 15;414:116830.
5.   Oh SJ., (2009). Muscle-specific receptor tyrosine kinase antibody positive myasthenia gravis current status. Journal of Clinical Neurology. 2009b Jun 1;5(2):53-64.
6.   Tomschik, M., Hilger, E., Rath, J., Mayer, EM., Fahrner, M., Cetin, H., Löscher, W., Zimprich, F., (2020). Subgroup stratification and outcome in recently diagnosed generalized myasthenia gravis. Neurology. 2020 Sep 8;95(10):e1426-e1436.
7.   Hendricks, TM., Bhatti, MT., Hodge, D., Chen, J., (2019). Incidence, Epidemiology, and Transformation of Ocular Myasthenia Gravis: A Population-Based Study. Am J Ophthalmol. 2019 Sep;205:99-105.
8.   Myasthenia Gravis. National Organization for Rare Disorders (NORD). Available here. Accessed March 2022.
9.   Howard, J. F., (2015). Clinical Overview of MG. Available here. Accessed March 2022.
10.  Sanders, D. B., Raja, S. M., Guptill J. T., Hobson-Webb, L. D., Juel, V. C., & Massey, J. M., (2020). The Duke myasthenia gravis clinic registry: I. Description and demographics. Muscle & Nerve, 63(2), 209-216.
11.  Myasthenia Gravis Fact Sheet. (2020, April 27). National Institutes of Neurological Disorders and Stroke. Available here. Accessed March 2022.
12.  Ding, J., Zhao, S., Ren, K., Dang, D., Li, H., Wu, F., Zhang, M., Li, Z., & Guo, J., (2020). Prediction of generalization of ocular myasthenia gravis under immunosuppressive therapy in Northwest China. BMC Neurology, 20(238).
13.  ClinicalTrials.gov. Safety and Efficacy Study of Ravulizumab in Adults With Generalized Myasthenia Gravis. NCT Identifier: NCT03920293. Available here. Accessed March 2022.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 25 August 2022

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary